UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K
_______________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-52059
_______________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PGT Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PGT, Inc.
1070 Technology Drive
North Venice, Florida  34275

PGT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
PGT Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of PGT Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Franklin Templeton Bank and Trust F.S.B,  the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2005 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2005.  The form and content of the information included in the 2005 financial statements, other than that derived from information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2006, and the changes in its net assets available for benefits (modified cash basis) for the year then ended, on the basis of accounting as described in Note 2.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2006, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2006, and of delinquent participant contributions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules (modified cash basis) are the responsibility of the Plan's management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2006, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Certified Public Accountants
Tampa, Florida
October 12, 2007

PGT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	December 31
	2006	2005
ASSETS
Investments, at fair value	$39,342,689	$33,026,012
Adjustment from fair value to contract value for fully benefit responsive investment contract within common collective trust	5,013	-

Net assets available for benefits	$39,347,702	$33,026,012

See accompanying notes.

PGT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest, dividends, and capital gains	$1,882,597
Interest income on loans to participants	147,911

Net appreciation in fair value of investments	2,052,718

Contributions:
Employer	1,697,709
Participants	3,759,599
Rollover	56,301
Total additions	9,596,835

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid directly to participants	3,275,145
Total deductions	3,275,145

NET CHANGE	6,321,690
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	33,026,012
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$39,347,702

See accompanying notes.

PGT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(MODIFIED CASH BASIS)
DECEMBER 31, 2006

NOTE 1. Plan Description

The following description of the PGT Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of PGT Industries, Inc. (the Company or Plan Sponsor). The Plan became effective on October 1, 1982 and was restated effective October 30, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Employees participating in the Plan prior to the Plan’s restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month  following the employee’s completion of three months of service as defined in the Plan document.

Contributions

The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Participants can defer up to 100% of their compensation subject to Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the Plan year may also make additional catch up contributions, subject to IRC limitations.

For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a discretionary matching contribution equal to a percentage of the eligible participant’s elective deferrals made. The Company, by action of its Board of Directors, shall determine the amount, if any, of the matching contribution. During 2006, the Company matched 100% of the participant’s pre-tax savings contributions up to 3% of the participant’s salary.

In addition, the Company, by action of its Board of Directors, may make a discretionary profit sharing contribution. Profit sharing contributions are allocated to all participating employees who have been credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants for the Plan year. No profit sharing contributions were made during 2006.

Participant Loans

The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested balance in the Plan. Loan terms range from one to five years, except in the case that the loan is used for the purchase of a participant’s principal residence, in which case the repayment period may extend to no more than 15 years. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate to regional bank rates for similar loans. Principal and interest are paid ratably through weekly payroll deductions.

PGT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(MODIFIED CASH BASIS)
DECEMBER 31, 2006

NOTE 1. Plan Description (continued)

Benefits

For employer matching and profit sharing contributions and earnings thereon, participants are vested ratably over five years of service, being fully vested upon completion of five years of service. Upon retirement, death, or disability, participants or their beneficiaries are vested 100% in all contributions and earnings. Participants are fully vested in their contributions and earnings thereon at all times.

Retirement benefits are paid to the participant in a single, lump-sum payment.

Hardship withdrawals by Plan participants may be made upon written request to, and approval by, the Plan administrator.

Investments

Franklin Templeton Bank and Trust F.S.B., the Predecessor Trustee, previously served as trustee and invested Plan contributions and held assets of the plan.  Effective October 28, 2006, T. Rowe Price Trust Company, the Current Trustee, serves as trustee of the plan and invests Plan contributions and holds the assets of the Plan. Contributions may be invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions, if any, are invested based on the participant’s allocation directions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions; and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined. Forfeited, nonvested balances are used to reduce employer contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

As of December 31, 2006 and 2005, unallocated forfeited nonvested accounts totaled $10,529 and $77,515, respectively.  Forfeiture accounts are used to reduce the amount the Plan Sponsor is required to contribute under terms of the Plan and to pay plan expenses.  During 2006, forfeitures of $77,515 were used to offset Plan Sponsor contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes 100% vested in the value of his or her account.

PGT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(MODIFIED CASH BASIS)
DECEMBER 31, 2006

NOTE 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Investments are recorded at fair value. Contributions are recorded when received, investment income is recorded as it is collected, and expenses are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  PGT common stock is valued at market price on the last day of the Plan year.

The fair value of participation units of the T. Rowe Price Stable Value Fund are determined based on the fair value of the underlying investments of the trust based on quoted market prices and then adjusted by the issuer to contract value. The contract value is determined based on quoted redemption values.  Loans to participants are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are reflected on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are generally paid by the Company.

NOTE 3. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code").  However, the plan administrator believes that the Plan has been designed to comply with the requirement of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan's operations and/or document into compliance with the Code.

PGT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(MODIFIED CASH BASIS)
DECEMBER 31, 2006

NOTE 4. Investments

During 2006, the Plan’s investments appreciated / (depreciated) (including investments bought and sold during the year) in fair value as follows:

Year Ended December 31, 2006

Mutual funds	$2,054,273
Collective funds	(375)
PGT Common Stock	(1,180)
Net Appreciation	$2,052,718

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005
T. Rowe Price
Retirement 2010 Fund	$4,552,581	*
Retirement 2015 Fund	4,887,740	*
Retirement 2020 Fund	6,809,905	*
Retirement 2025 Fund	6,350,833	*
Retirement 2030 Fund	4,349,031	*
Retirement 2035 Fund	2,823,068	*
Retirement 2040 Fund	2,046,604	*
Franklin Templeton Bank and Trust:
Stable Value Fund	*	$9,639,010
Mutual Shares	*	5,746,475
Growth Fund	*	2,390,107
Growth Target Fund	*	2,271,512
Van Kampen Small Cap Growth Fund	*	3,518,342

*Plan changed trustee from Franklin Templeton Bank and Trust F.S.B. to T. Rowe Price Trust Company effective October 28, 2006.

Investment information disclosed in the accompanying financial statements and supplemental schedules (modified cash basis) including investments held at December 31, 2005 was obtained or derived from information supplied to the Plan administrator and certified as complete and accurate by the Predecessor Trustee.

PGT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(MODIFIED CASH BASIS)
DECEMBER 31, 2006

NOTE 5.  Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$39,347,702	$33,026,012
Less: Adjustment to report collective trust fund at fair value	(5,013)	-

Net Assets available for benefits per the Form 5500	$39,342,689	$33,026,012

NOTE 6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7. Party-in-Interest Transactions

In 2006, certain Plan investments were funds managed by Franklin Templeton Bank and Trust, F.S.B., the Predecessor Trustee of the Plan and by T. Rowe Price Trust Company, the Current Trustee of the Plan, parties-in-interest to the Plan.

PGT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
EIN: 59-2038649 Plan No.: 001
SCHEDULE H, LINE 4A - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2006

Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Employee deferrals not timely remitted *	$ -	$ -	$ -	$ 188,886
Employee loan payments not timely remitted **	$ -	$ -	$ -	$ 34,092

* Represents participant contributions that were withheld from the participants' wages but not timely remitted to the Plan by the Plan Sponsor
** Represents participant loan repayments that were not timely remitted to the Plan by the Plan Sponsor

PGT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
EIN: 59-2038649 PLAN NO.: 001
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
DECEMBER 31, 2006

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Western Asset Core Plus, FI	Registered Investment Company	#	$ 52,638
	American Beacon Large Cap Value	Registered Investment Company	#	333,494
	American Europacific Growth R4	Registered Investment Company	#	665,595
	Buffalo Small Cap	Registered Investment Company	#	294,971
	Harbor Capital Appreciation Fund	Registered Investment Company	#	62,850
*	T Rowe Price Retirement Income Fund	Registered Investment Company	#	146,104
*	T Rowe Price Retirement 2005 Fund	Registered Investment Company	#	1,365,818
*	T Rowe Price Retirement 2010 Fund	Registered Investment Company	#	4,552,581
*	T Rowe Price Retirement 2015 Fund	Registered Investment Company	#	4,887,740
*	T Rowe Price Retirement 2020 Fund	Registered Investment Company	#	6,809,905
*	T Rowe Price Retirement 2025 Fund	Registered Investment Company	#	6,350,833
*	T Rowe Price Retirement 2030 Fund	Registered Investment Company	#	4,349,031
*	T Rowe Price Retirement 2035 Fund	Registered Investment Company	#	2,823,068
*	T Rowe Price Retirement 2040 Fund	Registered Investment Company	#	2,046,604
*	T Rowe Price Retirement 2045 Fund	Registered Investment Company	#	1,057,069
	Vanguard 500 Index, Admiral	Registered Investment Company	#	65,107
	Wells Fargo Adv Small Cap Value	Registered Investment Company	#	303,401
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	584,625
*	PGT Industries, Inc.	Common Stock	#	19,253
*	Participant Loans	Interest rates ranging from 5.0% to 10.5%	#	2,572,002

				$ 39,342,689

* Indicates party-in-interest to the Plan.
# Information is not required, as investments are participant-directed.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: October 15, 2007

	By:	/s/ Jeffrey T. Jackson
Jeffrey T. Jackson
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm